UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                                   (Mark One)
|X|    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the period ended December 31, 2002 and the fiscal year ended
December 30, 2002

                                       Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____________________ to ______________________


                        COMMISSION FILE NUMBER 000-49604


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                        MANTECH INTERNATIONAL 401(K) PLAN


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        MANTECH INTERNATIONAL CORPORATION
                            12015 Lee Jackson Highway
                             Fairfax, VA 22033-3300

                                      INDEX
                                      -----




Independent Auditors' Report

Financial Statements for the period ended December 31, 2002 and the years ended December 30, 2002 and 2001
  Statements of Net Assets Available for Plan Benefits
  Statements of Changes in Net Assets Available for Plan Benefits

Notes to Financial Statements

Supplemental Schedules:
  Schedule of Assets Held for Investment Purposes as of December 31, 2002 Schedule of Assets Held for Investment Purposes as of December 30, 2002

Signatures

Exhibit Index

                          INDEPENDENT AUDITORS' REPORT

To the Administrative Committee
    ManTech International 401(k) Plan
Fairfax, Virginia

We have audited the accompanying statements of net assets available for plan benefits of the ManTech International 401(k) Plan (the "Plan") as of December 31, 2002 and December 30, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the period ended December 31, 2002 and the years ended December 30, 2002 and 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial status of the Plan as of December 31, 2002 and December 30, 2002 and 2001 and the changes in its financial status for the period ended December 31, 2002 and the years ended December 30, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

As discussed in Note 3 to the financial statements, effective for plan years after December 30, 2002, the plan year end was changed from December 30 to December 31.



McLean, Virginia
June 20, 2003

                        MANTECH INTERNATIONAL CORPORATION
                        MANTECH INTERNATIONAL 401(k) PLAN
               STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                DECEMBER 31, 2002 AND DECEMBER 30, 2002 AND 2001


                                December 31,     December 30,     December 30,
                                  2002              2002              2001
                                -----------      ------------     ------------

ASSETS:

Investments, at fair value:

      Amounts on deposit
        with CIGNA             $122,579,805      $122,491,790     $132,443,212

      Loans receivable
        from participants         3,280,405         3,290,985        3,395,145
                              -------------     -------------     ------------
                                125,860,210       125,782,775      135,838,357

Contributions receivable:
      Employer                       55,984            55,984           48,714
      Employee                      188,859           188,859          221,865
                              -------------      ------------      -----------

Net assets available
for plan benefits              $126,105,053      $126,027,618     $136,108,936
                               ------------      ------------     ------------
                               ------------      ------------     ------------








   The accompanying notes are an integral part of these financial statements.



                        MANTECH INTERNATIONAL CORPORATION
                        MANTECH INTERNATIONAL 401(k) PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                 FOR THE PERIOD ENDED DECEMBER 31, 2002 AND YEARS ENDED
                           DECEMBER 30, 2002 AND 2001


                                                        Period Ended               Year Ended               Year Ended
                                                        December 31,               December 30,             December 30,
                                                            2002                      2002                     2001
                                                        ------------               -----------              ------------
Additions to net assets:

         Contributions:
           Employer                                     $         --              $  2,713,492           $  2,555,830
           Employee                                               --                10,819,101             10,401,356

         Net appreciation(depreciation)
           in fair value of investments                       75,505               (15,700,001)            (8,285,935)

         Interest                                              8,138                 2,797,366              3,119,244
                                                        ------------              -------------           ------------

           Total investment gain(loss)                        83,643               (12,902,635)            (5,166,691)
                                                        ------------              -------------           ------------

                  Total additions                             83,643                   629,958              7,790,495
                                                        ------------              -------------           ------------

Deductions from net assets:

         Withdrawals                                                                11,586,049             12,432,091
         Distributions                                         6,208                    90,043                188,977
         Administrative expenses                                  --                    29,237                 23,248
                                                        ------------                -----------            -----------
                  Total deductions                             6,208                11,705,329             12,644,316
                                                        ------------                -----------            -----------

Rollover of funds                                                 --                   994,053                808,709
                                                        ------------               ------------            -----------
Net increase(decrease)                                        77,435               (10,081,318)            (4,045,112)

Net assets available for plan benefits:

         Beginning of period                             126,027,618               136,108,936            140,154,048
                                                        ------------               ------------           ------------

         End of period                                  $126,105,053              $126,027,618           $136,108,936
                                                        ------------              ------------           -------------
                                                        ------------              ------------           -------------

                           The accompanying notes are an integral part of these financial statements.

                        MANTECH INTERNATIONAL CORPORATION
                        MANTECH INTERNATIONAL 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following description of the ManTech International 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for more detailed information.

The Plan is a voluntary, defined contribution pension plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. All employees of ManTech International Corporation (the Company), and its subsidiaries, who are on the Company's U.S. payroll are eligible to participate in the Plan, including regular full-time employees, and part-time employees scheduled to work 20 or more hours per week. Employees who are not eligible to participate in the Plan include: (i) leased employees; (ii) employees who are employed under the terms of contracts between the Company and the United States government, unless the contracts are designated by the Company as participating in the Plan; and (iii) employees who are employed by a subsidiary or related company that has not adopted the Plan. The Company is a party to a collective bargaining agreement at two sites, the Goddard Space Flight Center and the Wallops Island Flight Facility (WFF), where some of the Company's employees are represented by the International Brotherhood of Electrical Workers (IBEW), Local 1501. Plan eligibility and participation criteria applicable to employees working overseas or in accordance with the collective bargaining agreement may be different than criteria applicable to other Company employees.

The Plan is administered by the Company which plans, administers, and negotiates rights and benefits for participants in the Plan. Cigna Bank & Trust Company is the Plan's Trustee. The custodian of the Plan, CIGNA Retirement and Investment Services (CIGNA), is responsible for investments and administration.

Investments

The Plan maintains a group annuity contract (the Contract) with CIGNA. The Contract, which became effective June 1, 1996, provides for investment of contributions, at participants' direction, in the following accounts based upon information presented in the prospectuses of the Funds:

* CIGNA Charter Guaranteed Long-Term Fund (Guaranteed Fund) - This fixed income fund consists of a portfolio of commercial mortgages and privately placed and publicly traded debt securities, including corporate bonds, asset-backed securities, and residential mortgage bonds. The result is a diversified multi-billion dollar fund which offers a fixed rate of return, coupled with a full guarantee of principal and credited interest from Connecticut General Life Insurance Company.

* AIM Value Account (AIM Value Fund) - This fund is a pooled separate investment account which makes investments in domestic and international equity securities deemed to be superior, but undervalued. The goal is to generate high rates of long-term capital appreciation. On June 1, 2001, a process of phasing out the AIM Value Account as an investment choice in the Plan began. Effective August 1, 2001, any participant's AIM Value Account balance was transferred to the Large Company Stock - Growth III Fund.

* Actively Managed Fixed Income Account (Actively Managed Fund) - This fund is a pooled separate investment account, which makes investments in predominantly high quality corporate and Government fixed income securities. The objective of this account is to attain superior returns over full market cycles, while limiting periods of potential underperformance.

* Lifetime Funds- CIGNA Lifetime Funds are a family of funds comprised of five distinct, multi-asset class, multi-manager investment portfolios, which offer a range of risk/return characteristics. This family is based on the life-cycle theory of investing, such that different bond/stock mixes are appropriate for individuals at different stages of their lives. Each of the five funds represents a balanced portfolio of bonds, stocks, and cash-equivalent investments, depending on progressive age groups, time horizons and investment risk tolerance.

* Large Company Stock Index Fund (Stock Index Fund) - This CIGNA account is constructed to reflect the composition of the S&P 500 Index. Its investment objective is to produce a total return which closely approximates the total return of the S&P 500 Index, thereby providing investors with long-term growth of capital and income.

* American Century Ultra Account (American Century Fund) - This CIGNA separate account invests wholly in the American Century Ultra Fund. This fund seeks to provide growth of capital by investing primarily in common stocks of large and medium-sized companies.

* Foreign Stock II Fund - This CIGNA separate account seeks to provide long-term capital growth by investing primarily in the common stock of well established companies located outside the U.S.

* Large Company Stock Growth Fund - This CIGNA separate account seeks to provide long-term capital growth by investing exclusively in equity securities of large U.S. companies.

* Small Company Stock Growth Fund - This CIGNA separate account seeks to provide long-term capital growth by investing exclusively in common and preferred stock of small U.S. companies. Effective October 1, 2000, Fiduciary Trust Company International's small company stock growth fund in the Plan was replaced by a small company stock growth fund managed by Times Square Capital Management, Inc.

* Large Company Stock - Value I Fund - This CIGNA Charter separate account follows a large capitalization value strategy and seeks to control risk via emphasis on diversified, but highly liquid, large capitalization securities.

* Small Company Stock - Value I Fund - This CIGNA Charter separate account follows a small company equity value strategy and seeks to provide capital appreciation via common stock investments in small companies with market capitalization under $800 million.

Effective October 1, 2000, a self-directed brokerage account known as CIGNADirect(Registered) was added as an investment choice in the Plan. CIGNADirect(Registered)is offered through CIGNA Financial Services, Inc., a broker-dealer subsidiary of CIGNA. Through CIGNADirect(Registered), Plan participants can direct the investment of up to 25% of their Plan account balance in a variety of mutual funds, stocks or fixed income alternatives outside the Plan's core group of investment choices described previously, including Company stock.

Effective June 1, 2001, two growth funds were added as investment choices for Plan participants.

* Large Company Stock - Growth III Fund - This CIGNA Charter separate account follows a large capitalization growth strategy and seeks to provide long-term capital appreciation and outperform specialized large cap growth index funds.

* Midsize Company Stock Growth Fund - This CIGNA Charter separate account invests primarily in common stocks of medium-sized companies and seeks to achieve maximum long-term capital growth in excess of specialized midcap index funds.

* Core Plus Fixed Income Fund - Effective August 15, 2001, an alternative fixed income investment option known as the Core Plus Fixed Income Fund was added to the Plan's investment portfolio. This CIGNA Charter separate account invests primarily in high quality domestic and international government and corporate fixed income securities.

The Plan presents investment income in the Statement of Changes in Net Assets Available for Plan Benefits. Investment income includes interest and the net appreciation (depreciation) in the fair value of investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on certain investments, net of certain investment costs.

Eligibility

An employee is eligible to participate in the Plan after three months of service (after one year of service for employees under the collective bargaining agreement). There were 4,068 participants in the Plan as of December
31 and December 30, 2002.

Participant Accounts

The Plan requires that a separate record or account be maintained for each employee in the Plan. Participants' contributions are credited directly to their individual accounts. Employer contributions, as well as income earned under the group annuity contract, are credited to participants' accounts in accordance with provisions of the Plan.

Participant Loans

A participant may borrow from his or her account provided that the participant executes a promissory note in the amount of the loan which indicates the repayment period and rate of interest. The minimum loan is $1,000, and the aggregate amount of outstanding loans to a given participant may not exceed 50% of the participant's total vested account balance or $50,000, whichever is lower. The rate of interest on any loan is fixed at the prevailing rate used by commercial lending institutions on the date the loan application is received. The repayment period is selected by the participant, but may not exceed the lesser of five years or the number of years remaining before the participant's retirement, with the exception of home loans. Repayment is facilitated through payroll deductions. Loans to participants are considered assets of the Plan and are presented at cost which equates fair value.

Participant loans that are not repaid upon employment termination shall be considered in default. Loans shall also be considered in default if any loan payment is not paid within 90 days of the payment due date.

Loans in default, as shown in Note 5 - Loans in default that did not result in any renegotiation of loan terms or resumption of repayment total $6,208 and $90,043 for the period ended December 31, 2002 and the year ended December 30, 2002, respectively, are included as distributions on the Statement of Changes in Net Assets Available for Plan Benefits; and as such, are not included as loans receivable from participants on the Statement of Net Assets Available for Plan Benefits or on the Schedule of Assets Held for Investment Purposes at December 31, 2002 and December 30, 2002, respectively.

Participants are charged a one-time $50 setup fee for each loan requested.

Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account, including employer contributions, or an annuity payment option, or delay withdrawal until a future date. Withdrawals are recorded when paid.

Administrative Expenses

Except for a $25 annual service charge assessed to each participant who remains in the Plan but has terminated their employment with the Company, CIGNA does not impose a per-participant fee to cover the costs of recordkeeping and participant service center support. These fees have been factored into the overall asset charges which are automatically deducted from the rates of return of the various CIGNA funds including the CIGNA Charter Guaranteed Long-Term fund, the five CIGNA Lifetime Funds, the CIGNA Actively Managed Fund, and the CIGNA Stock Market Fund.

CIGNA does not impose a separate asset charge for the non-CIGNA managed funds that include the AIM Value Fund, the Large Company Stock Growth Fund, the Small Company Stock Growth Fund, the American Century Fund, the Large Company Stock Value Fund, the Small Company Stock Value Fund, CIGNADirect(Registered) and the Foreign Stock II Fund. Asset charges for these funds are already factored into the rates of return for such funds by each fund manager.

Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated January 8, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has subsequently been amended since receiving this determination letter and the Company anticipates obtaining a determination letter from the IRS that the Plan, as amended, continues to comply with all applicable requirements of the IRC. The Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been recorded in the Plan's financial statements.

Contributions

The Plan permits tax-deferred contributions up to 20% of gross pay. The tax-deferred contribution threshold for participants under the terms of the collective bargaining agreement is 15%. The overseas participants are allowed to contribute after-tax money only.

The after-tax contribution limit is 10% with the exception of overseas participants for which the limit is 20%. However, total contributions (tax-deferred plus after-tax contributions) cannot exceed 20% of gross pay (18% for participants under the collective bargaining agreement).

The Company matches a Plan defined percentage of employee contributions up to 4% (8% for Goddard Space Flight Center participants under the collective bargaining agreement) of the participant's base compensation.

Participants are fully vested in all contributions made to their accounts.

Plan Termination

The Company expects to continue to sponsor the Plan indefinitely and to continue to match contributions. However, the Company has the right to terminate the Plan at any time upon written notice to CIGNA. In the event of Plan termination, participants are 100% vested in their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation

The Guaranteed Fund assets of the Plan are stated at their contract value which approximates fair value and represents contributions made under the contract plus accumulated interest at the contract rate. The assets in all of the other funds are stated at their respective fair values as determined by CIGNA.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the Statement of Net Assets Available for Plan Benefits.

NOTE 3 - SUBSEQUENT EVENTS

Plan Year Change

The Plan was amended, effective for plan years after December 30, 2002. The plan year will start on January 1st and end on December 31st. As a result, the Statement of Net Assets and the Statement of Changes in Net Assets include the one day period, December 31, 2002.

Form 5500 Filing

Due to the plan year change, to comply with the IRS requirement for filing 5500, The Company will be filing two separate forms. One form will be for the plan year ending December 30, 2002, and the other will be for the one day, December 31, 2002. The Financial Statements contain information corresponding to both periods.

NOTE 4- INVESTMENTS AT FAIR VALUE

The following table represents the fair value of investments at December 31, 2002, December 30, 2002 and December 30, 2001. Investments representing 5% of the Plan's net assets are separately identified.

Investments at fair market value:

                               December 31,       December 30,      December 30,
                                 2002                2002              2001
                               ------------       ------------      ------------

Guaranteed Fund              $54,514,110*       $54,496,815*       $52,607,559*
Actively Managed Fund         11,644,344*        11,642,924*         8,478,188*
Lifetime Funds                 6,409,801*         6,406,797*         6,464,237
Stock Index Fund               9,154,922*         9,155,792*        12,436,996*
Midsize Company Stock
  Growth Fund                  2,406,982          2,387,240          2,311,476
TimesSquare Core Plus
  Bond Fund                      702,028            701,870            119,839
Large Company Stock
  Growth Funds                17,261,528*        17,284,961*        24,729,621*
Small Company Stock
  Growth Fund                  3,086,312          3,070,406          3,688,179
American Century Fund          7,438,833*         7,425,505*        10,341,055*
Large Company Stock
  Value Fund                   1,611,466          1,601,192          1,892,925
Small Company Stock
  Value Fund                   6,991,623*         6,972,443*         7,838,614*
Self-Directed Brokerage
  Account                        123,783            124,818            111,000
Foreign Stock II Fund          1,234,073          1,221,027          1,423,523
                               ---------          ---------          ---------

        Total               $122,579,805       $122,491,790       $132,443,212
                            ------------       ------------       ------------
                            ------------       ------------       ------------


* Represents 5% or more of the Plan's net assets at December 31, 2002 and December 30, 2002 and 2001.

NOTE 5- RECONCILIATION TO IRS FORM 5500

Pursuant to ERISA provisions, the following is a reconciliation of net assets available for plan benefits at December 31, 2002, December 30, 2002 and December 30, 2001 as reported in the Statement of Net Assets Available for Plan Benefits, to net assets as reported on Form 5500 to be filed with the IRS:


                                   December 31,    December 30,   December 30,
                                      2002            2002           2001
                                   ------------    ------------   ------------
   Amount per Statement
     of Net Assets Available
     for Plan Benefits             $126,105,053   $126,027,618    $136,108,936

   Items reflected in IRS Form
     5500 not reflected in the
     Statement of Net Assets
     Available for Plan Benefits:

        Distributions Payable                --             --              --
                                   -------------  -------------   -------------

        Amount per IRS Form 5500   $126,105,053   $126,027,618    $136,108,936
                                   -------------  -------------   -------------
                                   -------------  -------------   -------------

Pursuant to ERISA provisions, the following is a reconciliation of total withdrawals in the period ended December 31, 2002 and the years ended December 30, 2002 and December 30, 2001 as reported in the Statement of Changes in Net Assets Available for Plan Benefits, to withdrawals as reported on Form 5500 to be filed with the IRS:

                               Period ended      Year ended       Year ended
                               December 31,      December 30,     December 30,
                                   2002             2002             2001
                               ------------     ------------    -------------

  Withdrawals per
    Statement of Changes in
    Net Assets Available for
    Plan Benefits              $        --       $11,586,049        $12,432,091

  Add:  Distributions
    Payable to withdrawing
    participants at year end            --                --               --

  Less:  Distributions Payable
    to withdrawing participants
    at beginning of year                --                --           (540,220)
                               -----------       -----------        -----------
  Amount per IRS Form 5500     $        --       $11,586,049        $11,891,871
                               -----------       -----------        -----------
                               -----------       -----------        -----------

NOTE 5- RECONCILIATION TO IRS FORM 5500 - continued

Pursuant to ERISA provisions, the following is a reconciliation of total loans in default resulting in distributions in the period ended December 31, 2002 and the years ended December 30, 2002 and December 30, 2001 as reported in the Statement of Changes in Net Assets Available for Plan Benefits, to total loans in default as reported on Form 5500 to be filed with the IRS:

                          Period Ended         Year Ended          Year Ended
                           December 31,        December 30,        December 30,
                              2002                2002                2001
                         --------------       -------------        ------------

Distributions per
  Statement of Changes in
  Net Assets Available for
  Plan Benefits                 $6,208             $90,043            $188,977

  Add: Loans previously
    in default that resulted
    in resumption of repayment      --                  --              86,322
                                ------             -------            --------
   Amount per IRS Form 5500     $6,208             $90,043            $275,299
                                ------             -------            --------
                                ------             -------            --------





                                                         MANTECH INTERNATIONAL CORPORATION
                                                         MANTECH INTERNATIONAL 401(k) PLAN
                                                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                                  DECEMBER 31, 2002


   Identity of Issuer,
   Borrower, Lessor or
      Similar Party                              Description of Investment                               Fair Value (2)
   -------------------                           -------------------------                               --------------

   CIGNA Retirement and                          Pooled Separate Accounts:
   Investment Services (1)                       Guaranteed Fund                                         $54,514,110

   CIGNA Retirement and                          Pooled Separate Accounts:
   Investment Services (1)                       Midsize Company Stock Growth Fund                         2,406,982

   CIGNA Retirement and                          Pooled Separate Accounts:
   Investment Services (1)                       Actively Managed Fund                                    11,644,344

   CIGNA Retirement and                          Pooled Separate Accounts:
   Investment Services (1)                       Lifetime Funds                                            6,409,801

   CIGNA Retirement and                          Pooled Separate Accounts:
   Investment Services (1)                       Stock Index Fund                                          9,154,922

   CIGNA Retirement and                          Pooled Separate Accounts:
   Investment Services (1)                       Large Company Stock Growth Fund                          17,261,528

   CIGNA Retirement and                          Pooled Separate Accounts:
   Investment Services (1)                       Small Company Stock Growth Fund                           3,086,312

   CIGNA Retirement and                          Pooled Separate Accounts:
   Investment Services (1)                       American Century Fund                                     7,438,833

   CIGNA Retirement and                          Pooled Separate Accounts:
   Investment Services (1)                       Foreign Stock II Fund                                     1,234,073

   CIGNA Retirement and                          Pooled Separate Accounts:
   Investment Services (1)                       Large Company Stock Value Fund                            1,611,466

   CIGNA Retirement and                          Pooled Separate Accounts:
   Investment Services (1)                       Small Company Stock Value Fund                            6,991,623

   CIGNA Retirement and                          Pooled Separate Accounts:
   Investment Services (1)                       TimesSquare Core Plus Bond Fund                             702,028

   CIGNA Retirement and                          Pooled Separate Accounts:
   Investment Services (1)                       Self-Directed Brokerage Account (3)                         123,783(3)

   Loans Receivable from Participants            Fully amortizing loans bearing interest
                                                 ranging from 5.0% to 12.0% and maturing
                                                 at various dates through the year 2019.                   3,280,405
                                                                                                        ------------

        Total Assets Held for Investment                                                                $125,860,210
                                                                                                        ------------
                                                                                                        ------------
   (1)  Noted as party-in-interest.
   (2)  Cost information is not required for participant-directed investments and, therefore not included.
   (3)  The Self-Directed Brokerage Account included $23,442 of ManTech International Corporation Class A
        Common Stock as of December 31, 2002.




                                                           MANTECH INTERNATIONAL CORPORATION
                                                           MANTECH INTERNATIONAL 401(k) PLAN
                                                     SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                                   DECEMBER 30, 2002


   Identity of Issuer,
   Borrower, Lessor or
      Similar Party                              Description of Investment                               Fair Value (2)
   -------------------                           -------------------------                               -----------

   CIGNA Retirement and                          Pooled Separate Accounts:
   Investment Services (1)                       Guaranteed Fund                                         $54,496,815

   CIGNA Retirement and                          Pooled Separate Accounts:
   Investment Services (1)                       Midsize Company Stock Growth Fund                         2,387,240

   CIGNA Retirement and                          Pooled Separate Accounts:
   Investment Services (1)                       Actively Managed Fund                                    11,642,924

   CIGNA Retirement and                          Pooled Separate Accounts:
   Investment Services (1)                       Lifetime Funds                                            6,406,797

   CIGNA Retirement and                          Pooled Separate Accounts:
   Investment Services (1)                       Stock Index Fund                                          9,155,792

   CIGNA Retirement and                          Pooled Separate Accounts:
   Investment Services (1)                       Large Company Stock Growth Fund                          17,284,961

   CIGNA Retirement and                          Pooled Separate Accounts:
   Investment Services (1)                       Small Company Stock Growth Fund                           3,070,406

   CIGNA Retirement and                          Pooled Separate Accounts:
   Investment Services (1)                       American Century Fund                                     7,425,505

   CIGNA Retirement and                          Pooled Separate Accounts:
   Investment Services (1)                       Foreign Stock II Fund                                     1,221,027

   CIGNA Retirement and                          Pooled Separate Accounts:
   Investment Services (1)                       Large Company Stock Value Fund                            1,601,192

   CIGNA Retirement and                          Pooled Separate Accounts:
   Investment Services (1)                       Small Company Stock Value Fund                            6,972,443

   CIGNA Retirement and                          Pooled Separate Accounts:
   Investment Services (1)                       TimesSquare Core Plus Bond Fund                             701,870

   CIGNA Retirement and                          Pooled Separate Accounts:
   Investment Services (1)                       Self-Directed Brokerage Account (3)                         124,818(3)

   Loans Receivable from Participants            Fully amortizing loans bearing interest
                                                 ranging from 5.0% to 12.0% and maturing
                                                 at various dates through the year 2019.                   3,280,985
                                                                                                        ------------

        Total Assets Held for Investment                                                                $125,772,775
                                                                                                        ------------
                                                                                                        ------------

   (1)  Noted as party-in-interest.
   (2)  Cost information is not required for participant-directed investments and, therefore not included.
   (3)  The Self-Directed Brokerage Account included $24,227 of ManTech International Corporation Class A
        Common Stock as of December 30, 2002.


                                                    SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


             MANTECH INTERNATIONAL CORPORATION
             EMPLOYEE STOCK OWNERSHIP PLAN



              By: /s/ George J. Pedersen
                  _____________________________________________________
                  ManTech International Corporation, Plan Administrator
                  George J. Pedersen
                  Chairman of the Board, Chief Executive Officer and President

                                  EXHIBIT INDEX

EXHIBIT NO.         DOCUMENT
-----------         --------

23.1                Consent of Independent Auditors

99.1 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                  EXHIBIT 23.1


                         INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-83676 of ManTech International Corporation on Form S-8 of our report dated June 20, 2003, appearing in the Annual Report on Form 11-K of the ManTech International 401(k) Plan for the period ended December 31, 2002 and the year ended December 30, 2002.

/s/ Deloitte & Touche LLP

McLean, Virginia
July 14, 2003

                                  EXHIBIT 99.1

                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of the ManTech International Corporation Employee Stock Ownership Plan (the "Plan") for the period ended December 31, 2002 and the fiscal year ended December 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, George
J. Pedersen, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

This certificate is being made for the exclusive purpose of compliance by the Chief Executive Officer of the Company with the requirements of Section 906 of the Sarbanes-Oxley Act of 2002, and may not be distributed or used by any person or for any reason other than as specifically required by law.

Date: July 14, 2003


By:          /s/   George J. Pedersen
          _________________________________________
Name:     George J. Pedersen
Title:    Chairman of the Board of Directors, Chief
            Executive Officer and President

                                  EXHIBIT 99.2

                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of the ManTech International Corporation Employee Stock Ownership Plan (the "Plan") for the period ended December 31, 2002 and the fiscal year ended December 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ronald
R. Spoehel, Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13 (a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

This certificate is being made for the exclusive purpose of compliance by the Chief Financial Officer of the Company with the requirements of Section 906 of the Sarbanes-Oxley Act of 2002, and may not be distributed or used by any person or for any reason other than as specifically required by law.

Date: July 14, 2003


By:            /s/  Ronald R. Spoehel
             ___________________________________
Name:        Ronald R. Spoehel
Title:       Executive Vice President and
             Chief Financial Officer